Starwood Real Estate Income Trust, Inc.

2340 Collins Avenue

Miami Beach, FL 33139

August 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Starwood Real Estate Income Trust, Inc.

Form 10-K for the year ended December 31, 2023

Form 10-Q for the period ended March 31, 2024

File No. 000-56046

Dear Sir or Madam:

This letter sets forth the response of Starwood Real Estate Income Trust, Inc. (the “Company”) to the correspondence from the United States Securities and Exchange Commission (“SEC”) dated July 30, 2024 regarding the Company’s Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”), which was filed with the SEC on March 21, 2024, and the Company’s Form 10-Q for the quarter ended March 31, 2024, which was filed with the SEC on May 13, 2024.

On August 14, 2024, the Company filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “2024 Q2 Form 10-Q”). Several of the Company’s responses below reference disclosures in the 2024 Q2 Form 10-Q, as a result, certain of those disclosures are not duplicated herein. The SEC’s comments are below, followed by the Company’s responses thereto.

Form 10-K for the year ended December 31, 2023

Share Repurchase Plan, page 70

1. We note your disclosure on page 71 summarizing the number of shares repurchased under the plan. In future Exchange Act periodic reports, please revise your disclosure to include the source of cash used to fund the repurchase requests filled.

Response: In response to the comment, the Company has included additional disclosure on the source of cash used to fund the repurchase requests in footnote 2 appearing on page 55 of the 2024 Q2 Form 10-Q and will include similar disclosure in future periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 7. Management’s Discussion and Analysis..., page 71

2. We note, in your 8-K filed May 23, 2024, you state that you have determined to limit your share repurchase program. In future Exchange Act periodic reports, please disclose the reasons behind this decision. Please discuss any steps that you are taking or plan to take, or other factors you will consider in determining when and whether to reinstate the program to its original levels. Please advise if it is possible that you may determine to suspend or terminate your share repurchase program given your current liquidity concerns.

Response: In response to the comment, the Company has added a new subsection titled “Share Repurchase Plan Amendment” beginning on page 34 of the 2024 Q2 Form 10-Q and will include similar disclosure in future Exchange Act periodic reports. Additionally, the Company respectfully submits that it has consistently disclosed that it may “modify or suspend the share repurchase plan,” as disclosed on pages 3, 11, 70 and 133 of the 2023 Form 10-K and on page 54 of the 2024 Q2 Form 10-Q and will continue to include such disclosure in future Exchange Act periodic reports.

Recent Developments, page 73

3. We note your disclosure that you “have limited to no exposure to the more challenged sectors, including commodity office.” We note that you own 20 office properties and invest in commercial mortgage-backed securities. Please tell us and, if material, revise future Exchange Act periodic reports to address the impact these investments have had on your operations.

Response: As of June 30, 2024, the Company owns 20 office properties with a gross asset value (based on fair value) of approximately $1.6 billion and a weighted average occupancy rate of 90%, which represents approximately 7% of the Company’s overall real estate investment portfolio. Given the Company’s exposure to office, the impact of these investments to the Company’s performance would not be material.

None of the Company’s office properties are commodity office properties as defined by the Company. The Company defines commodity office properties as office properties below Class B properties, which are properties with less desirable locations and/or markets, are aged buildings with dated architecture, have obsolete technology, limited infrastructure or amenities, and lower rental rates and higher vacancy levels. The Company notes that as of June 30, 2024, it did not own any investments in commercial mortgage-backed securities.

Portfolio, page 75

4. For your office and industrial properties, please tell us, and in your future Exchange Act periodic reports, please revise, your property table disclosure to disclose your average effective rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account tenant concessions and abatements. For your residential and self-storage properties, please provide disclosure regarding your average effective rent per unit taking into account free rent, tenant reimbursements, and tenant concessions.

Response: In response to the comment, the Company has added a new subsection titled “Average Effective Annual Base Rents” beginning on page 38 of the 2024 Q2 Form 10-Q and will include similar disclosure in future Exchange Act periodic reports.

5. For your office and industrial properties, please tell us and disclose in future Exchange Act periodic reports, whether your tenants have early termination rights. If applicable, please disclose the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.

Response: In response to the comment, the Company has included additional disclosure in the second and third paragraphs of the subsection titled “Lease Expirations” appearing on page 41 of the 2024 Q2 Form 10-Q and will include similar disclosure in future Exchange Act periodic reports.

2. Summary of Significant Accounting Policies

Impairment of Investments in Real Estate, page 117

6. We note your disclosure that the estimated fair values of the remaining impaired assets as of December 31, 2023 was $53.8 million. Please tell us, and in future Exchange Act periodic reports, please revise your disclosure to also disclose the remaining carrying value of the assets that were impaired as of December 31, 2023.

Response: In response to the comment, the Company has included additional disclosure on page 10 of the 2024 Q2 Form 10-Q disclosing that “as of June 30, 2024 and December 31, 2023, the carrying value of the Company’s remaining impaired assets was $33.9 million and $53.0 million, respectively” and will include similar disclosure in future Exchange Act periodic reports.

6. Mortgage Notes and Credit Facility, page 128

7. We note your disclosure that you are not aware of any instance of material noncompliance with financial covenants as of December 31, 2023. Please tell us, and in your future Exchange Act periodic reports, please revise your disclosure to affirmatively state whether you were in compliance with your financial covenants as of December 31, 2023. This comment also applies to your disclosure in your Form 10-Q as of March 31, 2024.

Response: In response to the comment, the Company has included additional disclosure on page 15 of the 2024 Q2 Form 10-Q disclosing that “the Company was in compliance with all corporate and all property level financial covenants with no events of default, as of June 30, 2024 and December 31, 2023, respectively” and will include similar disclosure in future Exchange Act periodic reports. In addition, the Company confirms that it was in compliance with all corporate and all property level financial covenants with no events of default, as of March 31, 2024.

Form 10-Q for the period ended March 31, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

8. We note your filing of your Form 8-K on May 23, 2024 regarding the Company’s strategic actions focused on preserving liquidity to your shareholders by limiting share repurchases to 1% of NAV per quarter and the temporary waiver of 20% of the entitled management fee. Given the continued higher than normal interest rate environment and its impact on borrowing costs, property values and other residual impacts, including the higher than usual repurchase requests, please consider expanding your disclosure in future Exchange Act periodic reports to highlight how such factors have impacted your ability to generate, obtain and preserve adequate amounts of cash to meet your requirements on both the short and long term. Your expanded discussion should outline available resources including any strategic initiatives to preserve liquidity similar to your disclosures in your filing of your Form 8-K on May 23, 2024. Reference is made to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.

Response: In response to the comment, the Company has included additional disclosure in the last paragraph of the subsection titled “Business Outlook” appearing on page 34 of the 2024 Q2 Form 10-Q and will include similar disclosure in future Exchange Act periodic reports.

Please contact me if you should need additional information or should you have any questions.

Sincerely,

Starwood Real Estate Income Trust, Inc.

By:	/s/ Chris Lowthert
Chris Lowthert
Chief Financial Officer and Treasurer

cc: Jason W. Goode, Alston & Bird LLP

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